

June 10, 2009

Via U.S. mail

Mr. Shulin Liu
Chief Executive Officer
Yanglin Soybean, Inc.
99 Fan Rong Street, Jixian County, Heilongjiang 155900
People's Republic of China

      Re: Yanglin Soybean, Inc.
              Amendment No. 6 to Registration Statement on Form S-1
              Filed May 28, 2009
              Response Letter dated May 28, 2009
              File No. 333-150822

Dear Mr. Liu:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Risks Related to our Management and Internal Control, page 10

We may not be able to achieve…, page 10

1.   Please correct, if true, your disclosure to clarify that you have deficiencies in internal control over financial reporting. As currently drafted, your disclosure suggests you have deficiencies *and* a weakness in internal controls and procedures over financial reporting.

Risks Related to Our Industry, page 13

2.   In your disclosure on page 29, you disclose the impact of the Chinese government's national reserve soybean purchase program on your results of operations for the fiscal quarter ended March 31, 2009.   Given the decline in revenues experienced since March 31, 2008, please include a risk factor that outlines the risks associated with this government policy and the risk associated with the extension of the national reserve purchase program on your business and financial condition.

Management's Discussion & Analysis, page 24

Results of Operations, page 29

3.   You disclose that "there are several effects of the current soybean market situation that may be beneficial to [you]." You conclude that you "will face less competition" in the future and make predictions as to the demand for soybeans in the future. Please provide support for such statements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Shulin Liu
Yanglin Soybean, Inc.
June 10, 2009
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

▪ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gallagher
        K. Hiller
        M. Duru
        T. McNeil

        <u>via facsimile</u>

        Jiannan Zhang, Esq.
        86 (10) 6599 7300